SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 21 May, 2018

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	AGM 2018 results and directorate changes dated 21 May 2018

Exhibit 1.1

BP p.l.c.
AGM 2018 poll results and directorate changes

BP p.l.c. held its Annual General Meeting on 21 May 2018 and announces the results of the voting below.

	Votes For	%	Votes Against	%	Votes Withheld*	% of issued share capital voted
Resolution 1: To receive the directors' annual report and accounts.	13,183,200,683	98.42	211,977,045	1.58	42,597,254	67.13
Resolution 2: To receive and approve the directors' remuneration report.	12,915,411,756	96.42	479,623,059	3.58	42,741,541	67.13
Resolution 3: To re-elect Mr R W Dudley as a director.	13,374,027,173	99.66	45,819,656	0.34	17,931,561	67.26
Resolution 4: To re-elect Mr B Gilvary as a director.	13,192,379,736	98.31	226,795,736	1.69	18,602,883	67.25
Resolution 5: To re-elect Mr N S Andersen as a director.	13,356,481,830	99.54	61,096,652	0.46	20,056,834	67.25
Resolution 6: To re-elect Mr A Boeckmann as a director.	13,347,722,236	99.51	65,659,993	0.49	24,394,626	67.22
Resolution 7: To re-elect Admiral F L Bowman as a director.	13,378,243,707	99.70	40,452,761	0.30	19,088,075	67.25
Resolution 8: To elect Dame Alison Carnwath as a director.	12,785,560,909	96.36	483,070,716	3.64	169,149,535	66.50
Resolution 9: To re-elect Mr I E L Davis as a director.	13,336,520,049	99.42	77,437,341	0.58	23,676,859	67.23
Resolution 10: To re-elect Professor Dame Ann Dowling as a director.	13,350,038,051	99.51	65,166,231	0.49	22,580,932	67.23
Resolution 11: To re-elect Mrs M B Meyer as a director.	13,382,713,846	99.74	35,445,370	0.26	19,483,452	67.25
Resolution 12: To re-elect Mr B R Nelson as a director.	13,367,648,537	99.62	50,520,385	0.38	19,475,613	67.25
Resolution 13: To re-elect Mrs P R Reynolds as a director.	13,149,683,189	98.00	268,538,343	2.00	19,398,714	67.25
Resolution 14: To re-elect Sir John Sawers as a director.	13,347,878,900	99.51	65,071,444	0.49	24,831,896	67.22
Resolution 15: To re-elect Mr C-H Svanberg as a director.	13,040,252,927	97.28	364,032,729	2.72	33,491,262	67.18
Resolution 16: To appoint Deloitte LLP as auditors and to authorize the directors to fix their remuneration.	13,375,324,076	99.65	46,823,584	0.35	15,604,926	67.27
Resolution 17: To give limited authority to make political donations and incur political expenditure.	12,927,339,580	96.85	420,645,175	3.15	89,785,164	66.90
Resolution 18: To give limited authority to allot shares up to a specified amount.	12,519,176,380	93.36	890,236,000	6.64	28,357,047	67.21
Resolution 19: Special resolution: to give authority to allot a limited number of shares for cash free of pre-emption rights.	13,255,471,414	98.98	136,399,336	1.02	45,898,821	67.12
Resolution 20: Special resolution: to give additional authority to allot a limited number of shares for cash free of pre-emption rights.	12,780,470,501	95.44	610,648,926	4.56	46,648,423	67.11
Resolution 21: Special resolution: to give limited authority for the purchase of its own shares by the company.	13,142,581,458	98.05	261,605,238	1.95	33,591,531	67.18
Resolution 22: Special resolution: to adopt new Articles of Association of the company.	13,267,971,677	99.54	60,794,760	0.46	109,025,664	66.80
Resolution 23: To approve the renewal of the Scrip Dividend Programme.	13,333,363,589	99.52	63,700,503	0.48	40,589,291	67.14
Resolution 24: Special resolution: to authorize the calling of general meetings (excluding annual general meetings) by notice of at least 14 clear days.	12,325,939,499	92.37	1,018,139,655	7.63	93,678,384	66.88

* Please note a 'vote withheld' is not a vote under English law and is not counted in the calculation of votes 'for' or 'against' a resolution.
** Total voting rights of the shares in issue: 19,952,994,832 (share capital as at 17 May 2018). Every shareholder has one vote for every ordinary share held and two votes for every £5 in nominal amount of BP preference shares held.

Board retirement and election of new Non-Executive Director

The Board of BP p.l.c. announces that with effect from the close of the AGM on 21 May 2018, Mr Paul Anderson has retired as a Non-Executive Director and Dame Alison Carnwath has been appointed as a Non-Executive Director. On joining the Board, Dame Alison will also be appointed to the audit committee.

Dame Alison Carnwath practiced as a chartered accountant before going on to hold a number of senior financial advisory roles with Schroder Wagg & Co and the Phoenix Partnership. Dame Alison has worked as a senior advisor at Evercore Partners (previously Lexicon) since 2005 and has been involved with Livingbridge LLP as chairman of the investment committee and chairman of the strategic advisory board. She is currently a non-executive chairman of Land Securities Group plc and will be stepping down from this role in July 2018. She is also a non-executive director of PACCAR Inc and Broadwell Capital Limited, and a non-executive director and chairman of the audit committee of both Zurich Insurance Company Ltd and BASF SE.

Previous roles include non-executive directorships of Barclays plc and Man Group plc. Dame Alison has also served on the boards of Friends Provident plc, Welsh Water, Gallaher Group, Vitec Group plc and MFGlobal Inc. Dame Alison holds a graduate degree, has two honorary degrees and in 2014 was appointed to the order of Dame Commander of the Most Excellent Order of the British Empire (DBE).

This notice is given in fulfilment of the obligation under paragraph 9.6.11R of the Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 21 May 2018
/s/ D. J. JACKSON
------------------------
D. J. JACKSON
Company Secretary